NO ACT

PE
3-19-2012

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12026540

Received SEC
APR 20 2012
Washington, DC 20549

April 20, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-20-12

Todd N. Sheldon
SUPERVALU INC.
Todd.N.Sheldon@supervalu.com

Re: SUPERVALU INC.
Incoming letter dated March 19, 2012

Dear Mr. Sheldon:

This is in response to your letters dated March 19, 2012 and April 18, 2012 concerning the shareholder proposal submitted to SUPERVALU by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

April 20, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: SUPERVALU INC.
Incoming letter dated March 19, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in SUPERVALU's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that SUPERVALU may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by SUPERVALU seeking approval to amend SUPERVALU's Restated Certificate of Incorporation and Restated Bylaws. You also represent that the proposal would directly conflict with SUPERVALU's proposal. You indicate that inclusion of the proposal and SUPERVALU's proposal in SUPERVALU's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and SUPERVALU's proposal were approved. Accordingly, we will not recommend enforcement action to the Commission if SUPERVALU omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Charles Kwon
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SUPERVALU. Corporate Offices
PO Box 990
Minneapolis, MN 55440 P 952 828 4000 www.supervalu.com

April 18, 2012

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: SUPERVALU INC.**
**Supplemental Letter regarding the Stockholder Proposal of Kenneth Steiner**
**Securities Exchange Act of 1934 – Rule 14a-8**

Dear Ladies and Gentlemen:

On March 19, 2012, SUPERVALU INC. ("we," "us," "our," or the "Company") submitted a letter (the "No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials") a stockholder proposal and supporting statement submitted to the Company by Mr. Kenneth Steiner (the "Proponent") by letter dated February 5, 2012 (the "Proposal") and requesting that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2012 Proxy Materials.

As stated in our No-Action Request, we are submitting this supplement to the No-Action Request in order to notify the Staff that on April 16, 2012 and April 17, 2012, the Corporate Governance and Nominating Committee of the Board of Directors of the Company and the Board of Directors of the Company, respectively, approved, subject to stockholder approval, amendments to the Company's Restated Certificate of Incorporation and the Company's Restated Bylaws to reduce the affirmative vote of at least 75% of the outstanding shares standard required in each of the Supermajority Provisions (as defined in the No-Action Request) to an affirmative vote of 66-2/3% of the outstanding shares standard (the "Amendments").

Further to the actions of our Board of Directors and Corporate Governance and Nominating Committee, we intend to include a proposal seeking stockholder approval of the Amendments (the "Company Proposals") in the 2012 Proxy Materials and expect to file a Preliminary Proxy Statement in late May 2012.

Based upon the reasons explained in the No-Action Request and the fact that the Board of Directors has approved the Company Proposals and intends to include them in the 2012 Proxy Materials, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (952) 828-4062 or Jeff Steinle, the Company's Vice President, Business Law, at (952) 828-4154

Sincerely,

Todd N. Sheldon
Senior Vice President, General Counsel
and Corporate Secretary

cc: Kenneth Steiner
John Chevedden

SUPERVALU Corporate Offices
PO Box 990
Minneapolis, MN 55440
P 952 828 4000
www.supervalu.com

March 19, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **SUPERVALU INC.**
**Stockholder Proposal of Kenneth Steiner**
**Securities Exchange Act of 1934 – Rule 14a-8**

Dear Ladies and Gentlemen:

This letter is to inform you that SUPERVALU INC. ("we," "us," "our" or the "Company") intends to omit from our proxy statement and form of proxy for our 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before we intend to file our definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and John Chevedden, the proxy appointed by the Proponent to receive correspondence related to the Proposal.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9). The Company notes that at an upcoming meeting, our Board of Directors (the "Board") will consider approving, and recommending to the Company's stockholders for approval at the 2012 Annual Meeting of Stockholders, a proposal to amend the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's Restated Bylaws (the "Bylaws") (collectively, the "Company Proposals") to replace the provisions in the Certificate and Bylaws calling for a greater than simple majority vote as described below, and the Proposal directly conflicts with the Company Proposals.

We are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. Although the Board has not yet approved the Company Proposals, the Staff has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(9) where the company represents that its board of directors is expected to consider a company proposal that will conflict with a stockholder proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g., Cognizant Technology Solutions Corporation* (March 25, 2011) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting where the company notified the Staff that its board of directors was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board) and *H.J. Heinz Company* (May 29, 2009) (concurring with the exclusion of a stockholder proposal requesting a stockholder right to call special meetings where the company notified the Staff that its board of directors was expected to consider a conflicting company proposal and later filed a supplemental letter notifying the Staff that the conflicting company proposal had been approved by the board). Accordingly, we will notify the Staff supplementally after the Board has considered the Company Proposals and taken the actions described above.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a(i)(9) Because it Directly Conflicts with the Company Proposals.**

The Company's Certificate of Incorporation and Bylaws currently include the following provisions that require the affirmative vote of more than a simple majority of votes cast (collectively, the "Supermajority Provisions"):

(1) Article Sixth, Section 1 of the Certificate of Incorporation provides that the approval of (a) any merger or consolidation of the Company with or into any other corporation, (b) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Company to or with any other corporation, person or entity, (c) the issuance or transfer of any securities of the Company to any other corporation, person or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof

acquired in a single transaction or series of related transactions having an aggregate fair market value of less then $5,000,000) or (d) the issuance or transfer of any securities of the Company to any other corporation, person or other entity for cash, requires a vote of at least 75% of the outstanding shares of the Company entitled to vote in the election of directors and at least a majority of the outstanding shares which are not owned by such corporation, person or entity if, as of the record date for determination of stockholders entitled to notice and vote on the transaction, such other corporation, person or entity is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of the Company entitled to vote in the election of directors. However, the special vote requirement will not apply to the transactions described above if the transaction is with another corporation and the Company and/or its subsidiaries beneficially owns a majority of the outstanding shares of such corporation entitled to vote in the election of directors or if the transaction is with another corporation, person or entity and the Board of the Company approved by resolution a memorandum of understanding with such other corporation, person or entity with respect to and substantially consistent with the transaction before such other corporation, person or entity became the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of the Company entitled to vote in the election of directors;

(2) Article Sixth, Section 5 of the Certificate of Incorporation provides that the amendment, alteration, change or repeal, directly or indirectly, of Article Sixth of the Certificate of Incorporation requires a vote of at least 75% of the outstanding shares of the Company entitled to vote in the election of directors and at least a majority of the outstanding shares of the Company entitled to vote in the election of directors, exclusive of all voting stock of the Company beneficially owned, directly or indirectly, by any corporation, person or entity, which is, as of the record date for determination of stockholders entitled to notice and vote on such amendment, alteration, change or repeal, the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of the Company entitled to vote in the election of directors;

(3) Article III, Section 3.02(a) of the Bylaws provides that the number of directors on the Board of the Company may be increased or decreased from time to time by resolution of a majority of the whole Board or by the holders of at least 75% of the stock of the Company entitled to vote; and

(4) Article III, Section 3.02(e) of the Bylaws provides that Section 3.02 of the Bylaws may not be amended or rescinded except by the vote of the holders of at least 75% of the stock of the Company entitled to vote or by a majority of the whole Board.

As noted above, at an upcoming meeting, the Board will consider whether to approve the Company Proposals, which would ask the Company's stockholders to approve amendments to the Company's Certificate of Incorporation and Bylaws to reduce the affirmative vote of at least 75% of the outstanding shares standard required in each of the Supermajority Provisions to an affirmative vote of 66-2/3% of the outstanding shares standard.

Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority provisions from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to stockholder ratification of future severance agreements); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives where the company was presenting a proposal seeking approval of its stock option plan); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of among other things, bonuses for top management, where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the stockholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a stockholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special stockholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking stockholder approval of amendments to Safeway's governing documents to allow stockholders who hold 25% of its outstanding shares the right to call a special stockholder meeting, that the stockholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special stockholder meetings and that these proposals presented alternative and conflicting decisions for stockholders. *See also CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied*

Jan. 26, 2010); *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *Honeywell International Inc.* (Jan. 4, 2010, *recon. denied* Jan. 26, 2010); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the stockholders to call a special meeting, and the stockholder's proposal to allow 10% of the stockholders to call a special meeting in conflict and allowing the company to omit the stockholder resolution); and *EMC Corporation* (Feb. 24, 2009) (allowing EMC to omit a stockholder proposal which sought to amend the bylaws to allow 10% of outstanding common stockholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common stockholders to call a special meeting).

The Staff previously has permitted exclusion of stockholder proposals under circumstances substantially similar to the instant case. For example, in *Piedmont Natural Gas Company, Inc.* (Nov. 17, 2011) and *Cognizant Technology Solutions Corporation* (Mar. 25, 2011), the Staff allowed the company to omit a stockholder proposal for simple majority voting when the company's proposal was to reduce supermajority provisions from 80% to 66-2/3%). *See also*, *Best Buy Co., Inc.* (Apr. 17, 2009) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority provisions from 80% to 66-2/3%); *The Walt Disney Company* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its certificate of incorporation to reduce the supermajority provisions related to stockholder approval of business combination transactions with interested persons and the amendment of that provision of the certificate of incorporation from four-fifths to two-thirds of outstanding shares and to reduce the vote required for stockholder approval of amendments to the bylaws from two-thirds of outstanding shares to a majority of outstanding shares); and *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority provisions from 80% to 60%). Moreover, in *Dominion Resources, Inc.* (Jan. 19, 2010; *recon. denied* Mar. 29, 2010), the Staff concurred in excluding a stockholder proposal requesting that the company's three supermajority voting provisions in its charter and bylaws be replaced with a majority of votes cast standard because the stockholder proposal conflicted with three company proposals, which together would reduce the company's supermajority voting provisions to a majority of shares outstanding standard. In response to the company's concern that "submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results."

Consistent with the precedents cited above, the Company Proposals will ask the Company's stockholders to approve amendments to the Company's Certificate of Incorporation and Bylaws to reduce the affirmative vote of at least 75% of the outstanding shares standard required in each of the Supermajority Provisions to an affirmative vote of 66-2/3% of the outstanding shares standard. Because the Company Proposals and the Proposal propose different voting standards for the same provisions in the Company's Certificate of Incorporation and Bylaws, there is potential for conflicting outcomes. For example, if the Company's stockholders approved both the Company Proposals and the Proposal, it would not be possible to determine which of the alternative proposals they preferred, as some stockholders may have supported both while other stockholders may have supported one but not the other. Further, if both proposals were voted upon, some stockholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the status quo. Accordingly, inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me directly at (952) 828-4062 or Jeff Steinle, the Company's Vice President, Business Law, at (952) 828-4154.

Sincerely,

Todd N. Sheldon
Senior Vice President, General Counsel
and Corporate Secretary

Enclosure

cc: Kenneth Steiner
John Chevedden

**EXHIBIT A**

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Mr. Wayne C. Sales
Chairman of the Board
SUPERVALU INC. (SVU)
7075 Flying Cloud Dr
Eden Prairie MN 55344
Phone: 952 828-4000
Fax: 952-828-8955

Dear Mr. Sales,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

2/5/2012
Date

cc: Todd N. Sheldon
Corporate Secretary

[SVU: Rule 14a-8 Proposal, February 10, 2012]

**3* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and James McRitchie.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2012 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, said three board members had served for over a decade, including two committee chairman. Long tenure is associated with reduced independence.

Our CEO Craig Herkert received a mega-grant of 500,000 options in 2011 worth $2 million. The only equity pay given to our named executive officers (NEOs) in 2011 was options and restricted stock, both of which simply vest after time. Equity pay should have performance-vesting in order to assure full alignment with shareholder interests. Market-priced stock options can give rewards due to a rising market alone, regardless of an executive's performance.

Our NEOs were eligible to get discretionary pay from an annual bonus pool. Three NEOs received discretionary cash bonuses from this pool in 2001, thereby undermining the integrity of pay-for-performance.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

| Post-it® Fax Note 7671 | Date 2-29-12 | # of pages ▸ |
|---|---|---|
| To Jeffrey Steinle | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 952-828-4403 | Fax # | |

[redacted]

**TD Ameritrade**

February 29, 2012

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Re: TD Ameritrade account ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Pursuant to your request, this is a letter from TD Ameritrade Clearing, DTC participant account ***FISMA & OMB Memorandum M-07-16*** confirming that TD Ameritrade, the introducing broker, has continuously held at least 200 shares of Supervalu, Inc. (SVU) since at least January 18, 2011.

Sincerely,

Michael Gables
Physical Securities Manager
TD Ameritrade Clearing Inc.

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.